Item 77M Deutsche Small Cap Growth Fund (a series of Deutsche Investment Trust)


On September 28, 2017, Deutsche Small Cap
Growth Fund acquired all of the net assets of Deutsche Mid Cap Growth Fund, also a series of
Deutsche Investment Trust, pursuant to a plan of reorganization approved by the Board of Trustees of Deutsche Investment Trust, on behalf of Deutsche
Mid Cap Growth Fund, on July 12, 2017.